                    SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ----------------

                          SCHEDULE 13G
                        ----------------

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO.)*

         Crown Cork & Seal Company, Inc.

         (NAME OF ISSUER)

         4.50% Convertible Preferred, Due 2000

         (TITLE OF CLASS OF SECURITIES)

         228255303

         (CUSIP NUMBER)

         July 31, 1998

         (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which the
Schedule is filed.

         [  X ]  Rule 13d -1(b)

         [    ]  Rule 13d-1(c)

         [    ]  Rule 13d- 1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
     18 of the Securities Exchange Act of 1934 ("Act") or
     otherwise subject to the liabilities of that section of the
     Act but shall be subject to all other provisions of the Act (however, see the Notes).
-------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          D. E. Shaw Investments, L.P.
         13-3470777
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                           (a)  [ ]
                           (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
    SHARES          -0-
--------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
   OWNED BY         321,800

 --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
REPORTING           -0-
--------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    321,800
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                           321,800
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
                  2.60%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON **
                           BD
-----------------------------------------------------------------------------


CUSIP No.  228255303
----------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          D. E. Shaw Securities, L.P.
          13-3497780




--------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                        (a)  [ ]

                        (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
    SHARES          -0-
--------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
    OWNED BY        1,074,200
 --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
REPORTING           -0-
--------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                           1,074,200.
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                           1,074,200.
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES **          [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
                           8.66%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON **
                           BD
-----------------------------------------------------------------------------


CUSIP No.  541509402
_____________________________________________________________________________(1)
NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          David E. Shaw
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                           (a)  [ ]
                           (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
    SHARES          -0-
--------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
   OWNED BY         1,396,000
--------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
REPORTING           -0-
--------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,396,000
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                           1,396,000
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES **          [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
                           11.26%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON **
                           IN
-----------------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER:

                        Crown Cork & Seal Company, Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       One Crown Way Philadelphia, PA 19154 - 4599

ITEM 2(a).  NAME OF PERSON FILING:

                       D. E. Shaw Investments, L.P. ("Investments")
                       D. E. Shaw Securities, L.P. ("Securities")
                       David E. Shaw ("David Shaw")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

                       120 West 45th Street, 39th Floor, Tower 45, New York, NY
                        10036


ITEM 2(c).  CITIZENSHIP:

                       Investments is a limited partnership organized under the laws of the State of Delaware.

                       Securities is a limited partnership organized under the laws of the State of Delaware.

                       David E. Shaw is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                        4.50% Convertible Preferred, Due 2000

ITEM 2(e).  CUSIP NUMBER:
                       228255303

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d
            -1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING
            IS A:

            (a) [x]    Broker or dealer registered under Section
                       15 of the Act

            (b) [ ]    Bank as defined in Section 3(a)(6) of the Act

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

            (d) [ ]    Investment Company registered under
                       Section 8 of the Investment Company Act

            (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                       1974 or Endowment Fund; see Rule 13d-
                       1(b)(1)(ii)(F)

            (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see item 7

            (h) [ ] A Savings Association as defined in section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A Church Plan that is excluded from the definition of an investment company under section 3 (c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a -3); and

            (j) [ ] A Group, provided that all the members are persons specified in accordance with section 240.13d - 1(b)(1)(ii)(A) through (I)


        If this statement is filed pursuant to Rule 13d - 1 (c), check this box. [ ]

        ITEM 4.     OWNERSHIP.

        (a)        Amount beneficially owned:

         Investments:        321,800
         Securities:       1,074,200
         David Shaw:       1,396,000

        (b)        Percent of class:

           Investments:       2.60%
           Securities:        8.66%
           David Shaw:      11.26%(based on the 12,400,000 shares outstanding
                              reported by the Company).

        (c)        Number of shares as to which such person has:

             (i)      Sole power to vote or to direct the vote

                  Investments:     -0-
                  Securities:      -0-
                  David Shaw:      -0-

             (ii)     shared power to vote or to direct the vote

                  Investments:    1,396,000
                  Securities:     1,396,000
                  David Shaw:     1,396,000

             (iii) sole power to dispose or to direct the disposition of

                    Investments:      -0-
                    Securities:       -0-
                    David Shaw:       -0-

             (iv) shared power to dispose or to direct the disposition of

                      Investments:     1,396,000
                      Securities:      1,396,000
                      David Shaw:      1,396,000


David Shaw owns directly no Shares. By reason of Rule 13-d -3 under the Securities Exchange Act of 1934 and by virtue of David Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., the general partner of D. E. Shaw & Co., L. P., itself the general partner of Investments and Securities, David Shaw may be deemed to own beneficially 1,396,000 Shares, comprising the 321,800 Shares owned directly by Investments and the 1,074,200 Shares owned directly by Securities. Therefore, David Shaw may be deemed to beneficially own approximately 11.26% of the outstanding shares. David Shaw disclaims beneficial ownership of such 1,396,000 shares.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

No person other than each respective owner and general partner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.

            Not applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d- 1(b))

By signing below D. E. Shaw Investments, L. P., D. E. Shaw Securities, L. P. and David E. Shaw certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    August 10, 1998


                                    D. E. SHAW INVESTMENTS, L.P.

                                    By: D. E. SHAW & CO., L.P.
                                            General Partner

                                    By: /s/ Daniel Fishbane
                                            (Signature)

                                    Daniel Fishbane/
                                    Managing Director
                                         (Name/Title)

                                    D. E. SHAW SECURITIES, L.P.

                                    By: D.E. SHAW & CO., L.P.
                                        General Partner

                                    By: /s/ Daniel Fishbane
                                        (Signature)

                                    Daniel Fishbane/
                                    Managing Director
                                         (Name/Title)

                                    DAVID E. SHAW

                                    /s/ DAVID E. SHAW
                                      (Signature)

                               POWER OF ATTORNEY
                              FOR CERTAIN FILINGS
                      UNDER THE SECURITES EXCHANGE ACT OF
                                      1934

I, David E. Shaw, hereby make, constitute and appoint each of:


         Lou Salkind,

         Stu Steckler,

         Anne Dinning and

         Danny Fishbane,


acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name, my individual capacity and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P.) all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof.


IN WITNESS WHEREOF, I have executed this instrument as of the date set forth below.


Date: January 14, 1997

DAVID E. SHAW
/s/David E. Shaw
New York, New York